SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RAIT FINANCIAL TRUST

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.875% Convertible Senior Notes due 2027

(Title of Class of Securities)

74923M AA8

(CUSIP Number of Class of Securities)

Scott F. Schaeffer

Chief Executive Officer and President

RAIT Financial Trust

Cira Center

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

Telephone: (215) 243-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

J. Baur Whittlesey Mark E. Rosenstein Ledgewood 1900 Market Street, Suite 750 Philadelphia, Pennsylvania 19103 Telephone: (215) 731-9450	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$150,000,000	$8,370

*	Estimated solely for the purpose of calculating the registration fee assuming that the maximum aggregate principal amount of Convertible Notes that the registrant would accept in the Exchange Offer would be $150,000,000 with an aggregate book value as of September 30, 2009 of $150,000,000. The registrant did not estimate the minimum aggregate amount of cash or the minimum aggregate accrued and unpaid interest on the Convertible Notes it would pay in the exchange offer which would reduce the proposed maximum aggregate offering price upon which the amount of the registration fee is calculated.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,370

Form or Registration No.: Form S-4

Filing Party: RAIT Financial Trust

Date Filed: November 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by RAIT Financial Trust, a Maryland real estate investment trust (the “Company”), to exchange our common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), and cash, for up to $62,831,000 aggregate principal amount of our 6.875% Convertible Senior Notes due 2027 (the “Convertible Notes”). Holders who validly tender and do not validly withdraw their Convertible Notes prior to 11:59 pm New York City time, on December 29, 2009, will receive for each $1,000 principal amount of Convertible Notes accepted for exchange (i) 211 Common Shares, (ii) a cash payment of $80.75 and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash.

The Exchange Offer shall commence on the filing date hereof and shall expire at 11:59 pm, New York City time, on December 29, 2009 unless extended or earlier terminated by the Company. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 filed on November 30, 2009 with the Securities and Exchange Commission (the “Registration Statement”), and in the related letter of transmittal, which are exhibits (a)(1) and (a)(2) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement and the related letter of transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the section entitled “Questions and answers about the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is RAIT Financial Trust. The address of the Company’s principal executive offices is Cira Centre, 2929 Arch Street, 17th Floor Philadelphia, PA 19104. The Company’s telephone number is (215) 243-9000.

(b) Securities.

The subject class of securities is the Company’s 6.875% Convertible Senior Notes due 2027. As of the date of this Schedule TO, $280,363,000 aggregate principal amount of Convertible Notes were outstanding.

(c) Trading Market and Price.

There is no established trading market for the Convertible Notes. With respect to the Company’s Common Shares, the information set forth in the Prospectus in the section entitled “Market price of and dividends on our common shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

RAIT Financial Trust is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the trustees and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
Betsy Z. Cohen	Chairman of the Board, Trustee
Edward S. Brown	Trustee
Daniel G. Cohen	Trustee
Frank A. Farnesi	Trustee
S. Kristin Kim	Trustee
Arthur Makadon	Trustee
Daniel Promislo	Trustee
John F. Quigley, III	Trustee
Murray Stempel, III	Trustee
Scott F. Schaeffer	President and Chief Executive Officer
Jack E. Salmon	Chief Financial Officer and Treasurer
Plamen M. Mitrikov	Executive Vice President of Asset Management
Raphael Licht	Chief Operating Officer and Secretary
Ken R. Frappier	Executive Vice President of Risk Management
James J. Sebra	Senior Vice President and Chief Accounting Officer

The address of each director and executive officer is: c/o is RAIT Financial Trust, Cira Centre, 2929 Arch Street, 17th Floor Philadelphia, PA 19104, and each person’s telephone number is (215) 243-9000.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Prospectus in the sections entitled “Questions and answers about the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of rights of holders of Convertible Notes and common shares,” “Description of shares of beneficial interest,” “Certain provisions of Maryland law and of our declaration of trust and bylaws” and “Material United States federal income tax considerations,” as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.

(b) Purchases.

No officer, trustee or affiliate of the Company owns Convertible Notes.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities.

The information set forth in the Prospectus in the section entitled “Description of shares of beneficial interest” is incorporated herein by reference.

The Company is party to the following agreements (which are included as exhibits to this Schedule TO) in connection with its Convertible Notes:

Exhibit No.	Description

(d)(6)	Indenture dated as of April 18, 2007 among RAIT Financial Trust (“RAIT”), as issuer, RAIT Partnership, L.P. and RAIT Asset Holdings, LLC, as guarantors, and Wells Fargo Bank, N.A., as trustee.

(d)(7)	Registration Rights Agreement dated as of April 18, 2007 between RAIT and Bear, Stearns & Co. Inc.

(d)(8)	Notation of Guaranty by RAIT Partnership, L.P. and RAIT Asset Holdings, LLC as guarantors.

The Company is party to the following agreements (which are filed as exhibits to this Schedule TO) in connection with its securities:

Exhibit No.	Description

(d)(1)	Amended and Restated Declaration of Trust.

(d)(2)	Articles of Amendment to Amended and Restated Declaration of Trust.

(d)(3)	Articles of Amendment to Amended and Restated Declaration of Trust.

(d)(4)	Certificate of Correction to the Amended and Restated Declaration of Trust.

(d)(5)	Articles of Amendment to Amended and Restated Declaration of Trust.

(d)(9)	RAIT Phantom Share Plan (As Amended and Restated, Effective July 20, 2004) (the “PSP”).

(d)(10)	RAIT Financial Trust 2008 Incentive Award Plan, as Amended and Restated May 20, 2008 (the “IAP”).

(d)(11)	IAP Form for Employee Non-Qualified Grants.

(d)(12)	IAP Form for Employee Incentive Stock Option Grants.

(d)(13)	IAP Form for Non-Employee Trustee Grants.

(d)(14)	PSP Form for Non-Employee Trustee Grants.

(d)(15)	PSP Form of Letter to Trustees regarding the redemption of Phantom Shares.

(d)(16)	PSP Form of Letter to Trustees regarding the redemption of Phantom Shares.

(d)(17)	IAP Form of Share Award Agreement with full vesting.

(d)(18)	IAP Form of Unit Award to Cover Grants to Section 16 Officers adopted January 24, 2006.

(d)(19)	IAP Form of Unit Award to Cover Grants to Certain Section 16 Officers granted October 24, 2006.

(d)(20)	IAP Form of Unit Award to Cover Grants to Section 16 Officers adopted January 24, 2007.

(d)(21)	IAP Form of Unit Award to Cover Grants to Non-Employee Trustees adopted July 19, 2005.

(d)(22)	Taberna 2005 Equity Incentive Plan (“Taberna EIP”).

(d)(23)	Taberna EIP Form of Restricted Share Award.

(d)(24)	Form of Forfeiture Letters dated December 7, 2007.

(d)(25)	Letter Amendment to Grants of Phantom Units to Executive Officers of RAIT under IAP.

(d)(26)	Letter Amendment to Grants of Phantom Units to Non-Management Trustees under IAP.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Prospectus in the sections entitled “Summary – The Exchange Offer – Purpose of the Exchange Offer” and “The Exchange Offer – Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The securities acquired pursuant to the Exchange Offer will be retired and cancelled.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) The information set forth in the Prospectus in the section entitled “Questions and answers about the Exchange Offer – Do you or any of your officers have any current plans to purchase any Convertible Notes that remain outstanding subsequent to the Expiration Date” and “The Exchange Offer – Future purchases and exchanges” is incorporated herein by reference.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Prospectus in the section entitled “The Exchange Offer - Source and amount of funds” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

To our knowledge, none of our trustees, executive officers or controlling persons, or any of their affiliates, beneficially own any Convertible Notes.

(b) Securities Transactions.

Neither we nor any of our subsidiaries nor, to our knowledge, any of our trustees, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Convertible Notes during the 60 days prior to the date hereof.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Prospectus in the section entitled “The Dealer Manager” and “The Information and Exchange Agent” is incorporated herein by reference. None of the Company, the dealer manager or the information and exchange agent is making any recommendation as to whether holders of Convertible Notes should tender such Convertible Notes for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a) Financial Information.

The financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as updated by the Company’s Current Report on Form 8-K filed June 29, 2009, and Part I, Item I of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, is incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

Ratio of earnings to fixed charges:

	For the Nine Months Ended September 30		For the Years Ended December 31
	2009	2008	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges and preferred share dividends	(2)	2.3x	(1)	(1)	1.9x	3.8x	6.4x

(1)	The ratio of earnings to fixed charges and preferred share dividends for the years ended December 31, 2008 and 2007 is deficient by $630.7 million and $447.8 million, respectively.
(2)	The ratio of earnings to fixed charges and preferred share dividends for the period ended September 30, 2009 is deficient by $468.0 million.

As of September 30, 2009, the book value per common share was $8.57.

(b) Pro Forma Information.

The information set forth in the Prospectus in section entitled “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Prospectus in the section entitled “The Exchange Offer – Conditions to the Exchange Offer” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Prospectus and the related letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits

Exhibit	Description

(a)(1)	Prospectus, dated December 1, 2009. (19)

(a)(2)	Letter of Transmittal. *

(a)(3)	Form of Notice of Guaranteed Delivery. (1)

(a)(4)	Form of Notice of Withdrawal. (1)

(a)(5)	Form of Letter to Broker Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(6)	Form of Letter to Clients. (1)

(a)(7)	Press release dated December 1, 2009. (20)

(d)(1)	Amended and Restated Declaration of Trust. (2)

(d)(2)	Articles of Amendment to Amended and Restated Declaration of Trust. (3)

(d)(3)	Articles of Amendment to Amended and Restated Declaration of Trust. (4)

(d)(4)	Certificate of Correction to the Amended and Restated Declaration of Trust. (5)

(d)(5)	Articles of Amendment to Amended and Restated Declaration of Trust. (6)

(d)(6)	Indenture dated as of April 18, 2007 among RAIT Financial Trust (“RAIT”), as issuer, RAIT Partnership, L.P. and RAIT Asset Holdings, LLC, as guarantors, and Wells Fargo Bank, N.A., as trustee. (7)

(d)(7)	Registration Rights Agreement dated as of April 18, 2007 between RAIT and Bear, Stearns & Co. Inc. (7)

(d)(8)	Notation of Guaranty by RAIT Partnership, L.P. and RAIT Asset Holdings, LLC as guarantors. (7)

(d)(9)	RAIT Phantom Share Plan (As Amended and Restated, Effective July 20, 2004) (the “PSP”). (8)

(d)(10)	RAIT Financial Trust 2008 Incentive Award Plan, as Amended and Restated May 20, 2008 (the “IAP”). (9)

(d)(11)	IAP Form for Employee Non-Qualified Grants. (10)

(d)(12)	IAP Form for Employee Incentive Stock Option Grants. (10)

(d)(13)	IAP Form for Non-Employee Trustee Grants. (10)

(d)(14)	PSP Form for Non-Employee Trustee Grants. (10)

(d)(15)	PSP Form of Letter to Trustees regarding the redemption of Phantom Shares. (11)

(d)(16)	PSP Form of Letter to Trustees regarding the redemption of Phantom Shares. (18)

(d)(17)	IAP Form of Share Award Agreement with full vesting. (11)

(d)(18)	IAP Form of Unit Award to Cover Grants to Section 16 Officers adopted January 24, 2006. (12)

(d)(19)	IAP Form of Unit Award to Cover Grants to Certain Section 16 Officers granted October 24, 2006. (13)

(d)(20)	IAP Form of Unit Award to Cover Grants to Section 16 Officers adopted January 24, 2007. (14)

(d)(21)	IAP Form of Unit Award to Cover Grants to Non-Employee Trustees adopted July 19, 2005. (11)

(d)(22)	Taberna 2005 Equity Incentive Plan (“Taberna EIP”). (6)

(d)(23)	Taberna EIP Form of Restricted Share Award. (15).

(d)(24)	Form of Forfeiture Letters dated December 7, 2007. (16)

(d)(25)	Letter Amendment to Grants of Phantom Units to Executive Officers of RAIT under IAP. (17)

(d)(26)	Letter Amendment to Grants of Phantom Units to Non-Management Trustees under IAP. (18)

(h)(1)	Tax Opinion From Ledgewood, P.C. (1)

*	Attached herewith
(1)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-4, filed November 4, 2009 (Registration No. 333-162878).
(2)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-11 (Registration No. 333-35077).
(3)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-11 (Registration No. 333-53067).
(4)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-2 (Registration No. 333-55518).
(5)	Incorporated herein by reference to RAIT’s Form 10-Q for the Quarterly Period ended March 31, 2002 (File No. 1-14760).
(6)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 15, 2006 (File No. 1-14760).
(7)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on April 18, 2007 (File No. 1-14760).
(8)	Incorporated herein by reference to RAIT’s Form 10-Q for the Quarterly Period ended June 30, 2004 (File No. 1-14760).
(9)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on May 27, 2008 (File No. 1-14760).
(10)	Incorporated herein by reference to RAIT’s Form 10-Q for the Quarterly Period ended September 30, 2004 (File No. 1-14760).
(11)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on July 25, 2005 (File No. 1-14760).
(12)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on January 27, 2006 (File No. 1-14760).
(13)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on October 30, 2006 (File No. 1-14760).
(14)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on January 27, 2007 (File No. 1-14760).
(15)	Incorporated herein by reference to RAIT’s Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-14760).
(16)	Incorporated herein by reference to RAIT’s Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-14760)
(17)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 19, 2008 (File No. 1-14760).

(18)	Incorporated herein by reference to RAIT’s Form 10-K as filed with the SEC on December 31, 2008 (File No. 1-14760).
(19)	Incorporated herein by reference to RAIT’s filing on December 1, 2009 pursuant to Rule 424(b)(3) under the Securities Act of 1933 (Registration No. 333-162878).
(20)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 1, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934 (File No. 1-14760).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAIT Financial Trust

Date: December 1, 2009	By:	/S/ SCOTT F. SCHAEFFER
	Name:	Scott F. Schaeffer
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Prospectus, dated December 1, 2009. (19)

(a)(2)	Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery. (1)

(a)(4)	Form of Notice of Withdrawal. (1)

(a)(5)	Form of Letter to Broker Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(6)	Form of Letter to Clients. (1)

(a)(7)	Press release dated December 1, 2009. (20)

(d)(1)	Amended and Restated Declaration of Trust. (2)

(d)(2)	Articles of Amendment to Amend and Restate Declaration of Trust. (3)

(d)(3)	Articles of Amendment to Amend and Restate Declaration of Trust. (4)

(d)(4)	Certificate of Correction to the Amended and Restated Declaration of Trust. (5)

(d)(5)	Articles of Amendment to Amend and Restate Declaration of Trust. (6)

(d)(6)	Indenture dated as of April 18, 2007 among RAIT Financial Trust (“RAIT”), as issuer, RAIT Partnership, L.P. and RAIT Asset Holdings, LLC, as guarantors, and Wells Fargo Bank, N.A., as trustee. (7)

(d)(7)	Registration Rights Agreement dated as of April 18, 2007 between RAIT and Bear, Stearns & Co. Inc. (7)

(d)(8)	Notation of Guaranty by RAIT Partnership, L.P. and RAIT Asset Holdings, LLC as guarantors (7)

(d)(9)	RAIT Phantom Share Plan (As Amended and Restated, Effective July 20, 2004) (the “PSP”). (8)

(d)(10)	RAIT Financial Trust 2008 Incentive Award Plan, as Amended and Restated May 20, 2008 (the “IAP”). (9)

(d)(11)	IAP Form for Employee Non-Qualified Grants. (10)

(d)(12)	IAP Form for Employee Incentive Stock Option Grants. (10)

(d)(13)	IAP Form for Non-Employee Trustee Grants. (10)

(d)(14)	PSP Form for Non-Employee Trustee Grants. (10)

(d)(15)	PSP Form of Letter to Trustees regarding the redemption of Phantom Shares. (11)

(d)(16)	PSP Form of Letter to Trustees regarding the redemption of Phantom Shares. (18)

(d)(17)	IAP Form of Share Award Agreement with full vesting. (11)

(d)(18)	IAP Form of Unit Award to Cover Grants to Section 16 Officers adopted January 24, 2006. (12)

(d)(19)	IAP Form of Unit Award to Cover Grants to Certain Section 16 Officers granted October 24, 2006. (13)

(d)(20)	IAP Form of Unit Award to Cover Grants to Section 16 Officers adopted January 24, 2007. (14)

(d)(21)	IAP Form of Unit Award to Cover Grants to Non-Employee Trustees adopted July 19, 2005. (11)

(d)(22)	Taberna 2005 Equity Incentive Plan (“Taberna EIP”). (6)

(d)(23)	Taberna EIP Form of Restricted Share Award. (15).

(d)(24)	Form of Forfeiture Letters dated December 7, 2007. (16)

(d)(25)	Letter Amendment to Grants of Phantom Units to Executive Officers of RAIT under IAP. (17)

(d)(26)	Letter Amendment to Grants of Phantom Units to Non-Management Trustees under IAP. (18)

(h)(1)	Tax Opinion From Ledgewood, P.C. (1)

(*)	Attached herewith
(1)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-4, filed November 4, 2009 (Registration No. 333-162878).
(2)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-11 (Registration No. 333-35077).
(3)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-11 (Registration No. 333-53067).
(4)	Incorporated herein by reference to RAIT’s Registration Statement on Form S-2 (Registration No. 333-55518).
(5)	Incorporated herein by reference to RAIT’s Form 10-Q for the Quarterly Period ended March 31, 2002 (File No. 1-14760).
(6)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 15, 2006 (File No. 1-14760).

(7)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on April 18, 2007 (File No. 1-14760).
(8)	Incorporated herein by reference to RAIT’s Form 10-Q for the Quarterly Period ended June 30, 2004 (File No. 1-14760).
(9)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on May 27, 2008 (File No. 1-14760).
(10)	Incorporated herein by reference to RAIT’s Form 10-Q for the Quarterly Period ended September 30, 2004 (File No. 1-14760).
(11)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on July 25, 2005 (File No. 1-14760).
(12)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on January 27, 2006 (File No. 1-14760).
(13)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on October 30, 2006 (File No. 1-14760).
(14)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on January 27, 2007 (File No. 1-14760).
(15)	Incorporated herein by reference to RAIT’s Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-14760).
(16)	Incorporated herein by reference to RAIT’s Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-14760)
(17)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 19, 2008 (File No. 1-14760).
(18)	Incorporated herein by reference to RAIT’s Form 10-K as filed with the SEC on December 31, 2008 (File No. 1-14760).
(19)	Incorporated herein by reference to RAIT’s filing on December 1, 2009 pursuant to Rule 424(b)(3) under the Securities Act of 1933 (Registration No. 333-162878).
(20)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 1, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934 (File No. 1-14760).